2024 REPORT

Our Bond


ON AIR
CEO & FOUNDER
DORON KEMPEL
Preparing to go public*
Already Raised
$103,000,000+
Valuation DOUBLED
3 years in a row
Bond CEO sold his last two companies for $900,000,000
Customers: world's largest corporations
Walmart
NIKE
mastercard
verizon
Roche
POLO
Blackstone
*Going public is dependent on a variety of market conditions that are beyond the control of the company.
Investors should take into consideration that plans to go public could be postponed indefinitely.

Dear investors,

Thank you for your continuous support! We're happy to inform you of our continued momentum that's demonstrated by the fact that our valuation has doubled year over year for the third year in a row, and that we are preparing to go public late in 2025.

We need your help!

We will soon be initiating another round of crowdfunding as a mezzanine round before going public later in the year. We hope that our investors will be as enthusiastic about that as we are, and continue to invest in the company and spread the news to their networks.

Sincerely,

Doron Kempel

CEO

Amit Hod

VP CorpOps & Finance

How did we do this year?

REPORT CARD

B+

☺ The Good	☹ The Bad
Strong product-market fit, high win rate with the largest companies in the world, no competition	Some customers are facing unrelated financial difficulties that are slowing their Bond expansion
Strong unit economics: High margins and low c of sales	We invested in expansion into France and Belgium, but don't expect them to yield until 2H2025
Preparing to go public by the end of 2025	Some partners moved more slowly than expected, pushing projects from 2024 to 2025

2024 At a Glance

January 1 to December 31



$$$$

$9,736,000 +35%
Revenue



-$11,017,000
Net Loss



IOU!

$7,203,000 +2%
Short Term Debt



$0
Raised in 2024



$2,560,078
Cash on Hand
As of 07/ 7/25

INCOME BALANCE NARRATIVE

Net Margin: -113% Gross Margin: 7% Return on Assets: -315% Earnings per Share: -$0.11 Revenue per Employee: $147,515

Cash to Assets: 21% Revenue to Receivables: 436 Debt Ratio: 572%

TG-17_-_FY_2023-4_-_Audited_Financial_Statements.pdf

We ❤ Our 1,067 Investors

Thank You For Believing In Us

Timothy Dick
Frank Michel
William Pettit
Alexander Clarence McIntosh
Konstantinos Spaliaras
Duncan H
30sec Sport Sportswear &...
T Yigo
Sriram Sundararajan
Jonathan Foreman
Amarkanth Ranganamayna
Kai Leung Huen
Cynthia Crooks
Mirko Turrina
Thomas Punnamattathil
Loona Cadely-Jeanty

Eric Kagan
Fakheruddin M Mustafa
Diana Knight
Alfonso Aduna
Joe Benza
Trae Heather
Adel Ali Al-Malki
Timothy Lee
Zachary Hansen
Jarret L Chaney
Aron Roberts
Dan McIvor
Frantz Jacques
Gemechu Getachew
Artan Kristo
Luigi Marchiorello Dal Corno

Johnson Hor
Stanley Forwand
Alan Aspera
Saravanababu Murugesan
Meredith Webb
Crystal Paris
Rumailah Buenavente
Michele Fischer
Samuel K Ameyaw MD MBA
Sumith Jain
Tom Wright
Christina Luna
Grigore B. Hreniuc
Gary Brose
William Cook
Sergey Bogdan

Pramod Rustagi
Jatin Shah
Alex Kahn
Joe Agster
Louis Harvey
Peter Paulin
Rhea Khanna
Prabhudas Chelumala
Russell Xavier
Jasiel Moreno
A Kimberley Bennett
George Simons
Anitha Ravala
Donald J Wright Jr
Tim Novak
Kayne Tan

Andre Harrell
Chris Tune
Joseph Marshall Touma
Mads Georgsen
Midian Jones
Mario Johnson
Zeek Weeks
Fred Fletcher
Bing Pang
David Stahlman
Marc Broidy
Samik Mukherjee
Basudev Adhikari
Roger Evans
Dr. Rodney B. Woods
Steeve Davis

Alan Jacobson
Dan Rehmsmeyer
Quang Ho
Cedrick Reese
Anup Bhulabhai
Sean Brandel
Max Dufour
Howard Steinberg
Lev Agranovich
Maria G Horton
Valtetsiotis Sotirios
Narendra Sharma
Michael Burke
Chad Clark, MD
Margaret Brown
Constance Minkoff

Teddy Lyons
Abraham Toporek
Dennis Lordy
Bryan Wolf
Vivian Crafa
Jerry Eisenband
Harold Schenker
Artem Rabovsky
Matthew McKnight-Moses
Francisco Velasquez
Philip Lutz
Aaron Tracy
Jeremy Zucherman
Murat Aksakalli
Juan Heredia
Dimitri Galani
Morris Gelman
Stanton E. Collins
P KRUEB
David Van Osdol
Michael Amoroso
Paul Isenbarger
Christopher Antonelli
Terry Forde
Richard Kalinowski
Robert Sutton
Franklin Flowers
Martynas Sklizmantas
James E Russ Retirement Fun...
Giles Walger
Ali Diallo
Adam Sternberg
Shashin Patel
Johnny David Jr
Joyce Kendall
Susan K Marshall
Glenn Burney
Brian Samway
Javier Cote-Sierra
Terry R Sellers
Kent Hyer
Ed Hernandez
Deron Campbell
Michael A Leanzo
Jd Kincaid
Iman Suleman
Michele Echeverria
Eric S
Chris Garner Adams
Victor Grijalva
Leticia Aguilar
Cherry Moriones
Charoen Thamawatanakul
Marcelo Fernandes Pacheco
Xufei Li
Frederic Gerald McCurdy
Carolyn J Maresca
Matthew J Kristof
Colin Campbell
Keith A Crenshaw Sr
Bernard R Chowdhury
Carlos A Gomez
Samuel Schwartz
Stephan Tornier
Abdul Shukoor
Hiren Prajapati
Christopher John Rotante
Cade Joiner
Anthony Smith
Curtis Brown
Derrek Grunfelder-McCrank
Camilla Narciso Santa Paula
Miral Khalil
Puneet Gupta
Pradeep Parihar
Edward Kelly Medlock
Zovinar Seferian
Ghanshyam C Ratanpara
Joshua Chodniewicz
Peter Kuo
Alexis Wright
Elizabeth Bina Ritter
Ron Graham
Elisbeth Tolison
Daniel DeCastro
Brandt Wimer
Liusman YAMIN
John Bierwaczonek
Nasir Iqbal Amanullah
Anita Andradies Limbrick
Bernard Trosic
Cecilia Wessinger
Jason S.
Charlene Colton
Steve LaPorta
Eric DiStasi
Nirmal Kumar
Stefanos Voskaridis
Tom Henderson
Peter Van Flein
Adusei Gyasi
Jason Keller
Chris Kibbe
Omar A Molina
Shawn Teo
Louie Naumovski
Chris O'Brien
Phyllis Grant
Allen F
Sean Winner
Zak Ruffin
Yash Raj Arab
Larry E Proud
Long K Tu
Marama Reichart
Denzil Frost
John Frederick Adderholdt
Watina Alexander
David Revill
Maurice A. Banton
Caleb Naysmith
Nicasio Rios
Raman Sachidanand
David Johnston
Harold Warner
Robert Houchin
Ibriham Alassaf
Gabriel LEPADATU
Galina Medeiros
Joel Kantor
Elizabeth Karish
Joseph Scales
John Doster
Jeffrey Adams
Brian Andrews
Charles Burgamy
Georges Pires
Mike Schatz
Silvia Greeno
Saddique Chibsah
Deanna Allen
Dillon Brock
Nick LeBouthillier
U Y Weissman
Diana Cote
English Walker
Nick Plutchak
Rahi Jones
Stephen Yang
Ron Umemoto
Sreeja Poduri
Brian Rueckert
Alejandro Garcia
Laura Drury
William J Warford
Tracy Benson
Grmatsion Goitom
Ray Rdz
Bobby Silaphet
Vincent Mach
Bradley C. Thaemert
Beth Greaves
Jeffrey C Walker
Keith Nation
Taylor Rodger
Don Blackhurst
Boulkoroum FARID
K S
William Gray III
M S
Marc Saddik
Donald Dempsey
Dennis Billings
Cliff Ritz
Christopher Horn
Prathap Chithapuram
George Czajkowski
Mariam G.
Brad Ross
Jason Nix
Charlene Knoetze
Kamal Kant
Bibhu Mahapatra
Charles Sullivan
Raja Kandru
Mark Goodman
Daniel W Smith
Quinton Pipkins
Peter Jorgenson
Scott Borlace
Juan T
Dan Giuliani
Mary Carroll
Earl Stewart
Sean Gibson
Marvin J Lancaster II
Neal Twomey
Deana Smith
Joyce Kantola Dave Jackson
Roderick Herron
Adrian Najar
David Grim
Peter Fitton
James Kinney
David Anderson
Ian Krochek
Tanzall Walton
Kamil Regent
Mehmet Gonullu
Wei Chih Tseng
Craig L
Roland Meitzler
Roberta T Rodgers
Paul M Kessimian
Terri Butler
Gaury Banton
Tim Trung Nguyen
Greg Blair
Jason NIELSEN
Martin Kay
James Drago
Mohit Goenka
Henrietta Yanni
Dawood Sindi
Mba- Akuribila
She. Event Indy Non Profit...
Donald Johnson
James Ramos
Kim G Monroe
Steven Powrozek
Nitin Patel
Eric Baum
Olivia Meiring
Jonathan Mannings
John Acree
Prakash Bhambhani
Peter Verpla
Tonja O.
Cynthia Kay Cowden
Alister Walker
Lemi Gemedi
Jennie Martel
Peter Shervanick
Arturo Villagomez
Blake Hafferkamp
Abigail Savopoulos
Soyome Getachew
Miguel Ramos
Zahra Curtin
Michael Andre Johanson
Emma Perry
David M Sellet
Moonshot DisruptX
Adam Roth
Robert Goodwin
Prince Kumar
Satish Kotamraju
Maciek Ziolkowski
Brandon Wade
Kaomeng Saechao
Nawaf Alotaibi
Rob Mal
Keith Stringer
Richard Surmont
W Kim Colich
Glenn A Rossman
Wes Hurley
Aaron K
Anastasio Perez
Eliakim Thorpe
Elif Idil TURKMENOGLU
Keally Keambom
Dillon Halai
Carolyn D
Joseph Duarte
Qing E Li
Esther Yang
Vikash Gupta
Louis Rivera
Timothy Laugh
Harika Kandru
Joris Strypens
Joy Pollard
Joseph G. Denison
Rajiv Panta
Naveed Hasan
Jerry Marshak
Thomas Carroll
Abbas Chothia
Clarence Foster III
Akash Singhal
Shaun Weaver
Scott Place
Kevin Breen
Antonio Molina
Yunus Shah
Olivier Wullen
Dr David Amez
Vladimir Calugaru
Dan Reyes
Edward Petersen
Jins George
Sai Kiran Burra
Greg Eichman
Virgil Jones
James McGraw
Sandra O'Grady
Willie Abraham
Richard Bentley
Steven Curtis
Ricardo Silva
Norris Campbell
Gerard Armstrong
Joseph Francis
Jannette D. Street
Mitsugu Toyoda
Martin Weilhamer
Adam Forster
Michael Uwakwe
Donald Kroener
Joshua McGrath
David J Muyres
Brian Sawyer
Kamil Holub
Chut Sombutmai
Abhijeet Mukkawar
Minh Chau Vo
Jose B PAREDES
Joseph and Christina Weeks
Brian Ouellette
Alan Douglas
Russell Plaice
Habib Shaghoury
Valory Moore
Davorka Mališa
Na NA
Paul David Zetterower
Rosa E Tejado Otalora
Rodel IO SUGATAN
Andisiwe Piyose
Christoph Heuermann
Prakash Patel
Neel Ghetia
Ruston Burst
George L Schmidt
Che Butler
Gary Ginn
Nicholas Jusino
Cory Lea
Vidit William
Aaron Drabkin
Raj Yakkali
Kenneth P. Thomas
Herbert Gonzalez
Tambi Saffran
David Oprondek
Amy Wittner
Vinay S
Ajay Upadhyaya
Zahed Hossain
Gary Katelansky
Dipendra Tiwari
Youssef Barbour
Kevin Smith
Janet Kay Herring
Alpesh Parmar
Jackie Robinsin
Aravind Babu KADIYALA
Zain Ul Abedin Khan
Badr Naif Alotaibi
Mike Haynes
Sandra Cole
Ignacio Rivero
Eric Jackson
David Addesse Molina
Chris Aiken
Richard Kinney
Scott Theiring
Abdulmalik Almasoud
Amy Maher
Christopher Murrin
Whoopi Goldberg
Scott Furgerson
Sunil Kurup
Eric Jaden
Trippy Jack
Patrick Daley
Hrvoje Galić
John Peck
Roger Horton
Anthony Ndungu
Jyothish Nair
Kevin Parrish
Ali Abdulla Rashed Aldhaheri
Jim Jackson
John McKeagney
Spike Cohen
Fred Simanek
Harry Jameson
Raj Thiyagarajan
Curtis Jacobson
Edward Owens
John Thomas
Michael James
Thomas W Merritt Jr
Ogechi Iwuanyanwu
Rebecca Meek Horton
Roberto Jiménez
Charles E Gould
Fredrick C Guluma
David Phillips
Marek Novosad
Yegor Zadorozhnyi
Sam Pure
Gaige Powers
Harlon Feferbaum
Julio Ugarte
Bryan Powell
Yolanda Osornio
Gunjan Sinha
Melody E Bates
Tony Yu
Madhu Tummala
Richard Stevens
Demetrius Price
Britt L Hammond
Jonathan Lee
Pablo Anconina
Gregory Cabral
Garcia Milord
Emma Archibald
Matt McDonagh
Nathaniel Wilson
Tristan Rommel
Herman Allred
Paul Montenegro
Abu Bakarr Conteh
Dave Ure
Eduardo Ramirez
Scott Tilgner
Brent Fykes
Michelle Cowden
Ronnie Woodard
Brad Herman
Ranjan Soni
John Richardson
Michael Lee
Senthamizhan Panneer Selvam
Marsha Somers
Khiry Abdullah
Victor Tabaac
Jim Von Eiff
Dale Pittman
John Zelenski
Peter Costello
Kyle John Steinle
Ramesh Manian
Thomas Rochefort
Paul Anslow
Joseph Sebo
Chris Thomme
Chaitanya Jani
Christian B Young
Ricardo Rodriguez
John Szymanski
Mike Mutto
Jeremy Peter GREINER
Bassam J. Sarrouj
Matt Reno
Anthony Esposito
Tariq Aldriwish
Xuong T Nguyen
David Chamberlain
Noel Sunny
Mark Soltz
Thomas Buti Shirinda
Nathanaelle Desrivieres
Mark Worley
Ali Abboud
Anand Wuppuluri
Daniel Devlin
Mike Farris
Sandro Bacchelli
Victor Lawson
Pierre Marie NDADEM
Paris Lockhart
Lance Gregg
Christopher McLay
Vincent Fong
Joel Foreman
Stanley Philipose
Kevin Marion
Daniel Varnado
Petru Seracin
Anthony O'Neal Jr.
Md Pham
Ernest J King
Jim Butler
Sean Smith
Joshua Gupta
Troy Gilmore
Steve Robison
Scott Mace
Lucas Hahn
A A
James Sperr
Deryl Zimmerer
Jüerg Dennler
James Bailey
Babatunde Binuyo
Anthony Jackson
Rebecca Graziano
Bridget Gray
Aleric Heck
Robert J Weireter
Chinedu Ogbonna
Scott Allison
Justina Acquah
Renato Zeko
Wendy Carson
Kelvin Smith
Ben Zion Levy
Hymon M Williams
Hamedah Chan
B. Immo
Scott Como
Ruben Gonzalez Torres
Ahmed Osman
Russell E Kirshenbaum
Timothy Michael Barney
Michelle Berry
Damon Rhys
Matt T
Hugh G Ifill
Arunkumar Chellappa
Michael Joseph Palmaffy, II
Starlight Dreamers Group
Rod Kramer
Ray E Foster
Collins Offor
John Reid
Abhilash Reddy
Fred George
George Woodhull
Tyler Shanholtz
Cathy Atela
James Berkel
Richard Campbell
James Gray III
Richard Moore
William Plauth
Rocky MOREAU
Tyler Pinson
Angelo KNOX
Vijayakumar Aluru
Ricardo Macias
Joshua Everett
Adam Perry
Allison Patton
Cody Shotkoski
Raghavender DUVVA
Hao Pham
Robert Bruce Bretland
Lars Rieger
Kumar Shantanu
Al Klug
Kirankumar Ambati
Nagi Sathi
Joseph William Vogels
Bentzion Gancz
Charles Sellman
Prathap Jonnadula
Robert Friedman
Timo Kipp
Joseph Ferraro
Ted Lipman

Ehab Rezk
Jed Karpinski
Elizabeth Hayslip
Allen Bernier
Donald C Finger
David Drewes
Stanford Wong
Thomas Kupsco
Pradeep Munirathinam
Nathaniel Lemke
Pieter Pettinga
Ashok Bajaj
Aaron Czysz
Elizabeth Pappas
Greg Krisher
Bryan Whitlock
Yi Jiao
Olina Rule
Eve Pugh
Stephen Kravitz
Shelley FRANKLIN
Ben Meir
Shakil Aslam
Samuel Stein
Arthur Trollinger
Michal Pohanka
Cheryl Ingram
John Carioto
Katherine Queen
Tuyen Doan
Russell Wyatt
Matt Lovell
Parminder Singh
Dennis Barter
Debbie Anderson
Cameron Brown
Aggie Mast
Tyler Samuels
Lisa Campbell-Johnson
Dion R
Ziv Carthy
Elizabeth Kafel
Koby Kempel
David Rosenfeld
Alisa Kempel
M Clark
Joe DeBonis
JD Gu
Jim Johnson
Heidi Frost
Ernie Hou
Marjorie Jaasma
Steven H. Grundstedt
Daniel Degrasse
Ranu Chahar
Dane Kuratsu
Lance Hoppen
Larry MCADOO
Gomez Iker
John Polack
Mark Schneider
Suncera Johnson
Michael J Smith
Noel Bacquie
Pankaj Sharma
Dustin Kean
Matthew Saurin
Kevin Maley
Mathias Blot
Carson Biber
Liza Karic
Lokesh Allam
Peter Iancov
Mohammed Alsuwaylih
Abdullah Albawardy
Scott Monto
Brent Tolbert
Surya Bahumanyam
Lisa Field
Kapil Thacker
Brandt Robison
B J Touma
Stephen Fortin
Henri Jentsch
Amber Harberts
Shiny Liu
Sunniva Kelly
Barry Morin
Patricia Morin
Randy Leo Vittetoe
Michael Steranka
Richard J Thomas Jr
Anise Khan
Ahza Kilma
Shirish Agarwal
Sarah Johnston
Steve Hanes
Nathan Plank
Thian Poh Chong
John Rose
Mark E Childers
John Christian
Bob Mag Martin
S. Franklin
David Rapp
Mark Guion
Klemen Misic
James R. Caraway
Carol Rachelle Roach
Frederick Cooper
Greg S Johnson
Robert Simpson
Will Beyers
Michael Fernacz
Patrice Rice
Angela Coleman
Ashwin Suthrave
Kwame Kyei
Jason Baumann
Charity Coleman
Chad Long
Todd Soard
Benjamin Ferriman
Pamela Rodriguez
Jess Forgione
Kaleb Belcher
Jeff Savage
Kurt Heun
Edgar Garcia
Mark Huebner
Michael Soluade
Margaret McDonald
Radek Sousek
Toby Autry
Roger Fussa
Moustafa Nashat
Michelle Prescott Green
Fernando Omar Inigo
Junaid Husain
Carlota Aluja
David Mogford
Dustin Fox
Steven Karlin
Bryan Schell
David Gavin FRANCIS
Gordon And Irene Calvert...
Albert Fusco
Ferenc Lusztig
John Loebach
Kelvin Michael Burgess
John Tresp
Juberta Juberta
Patrick Daum
Gary Tallant
Leo Brennan
Neal Hainlin
Ernest Philip Petersen
Brenda Burton
Philip A Perlberg
Gregory Lang
Liquid Sun
Mahmoud Attia
Heather Huotari
Daniel Settanni
Richard Horan
Gaurav Sharma
Paul Speich
Austin Elswick
Dov Green
Jose Martinez
Dolores Silooy
Jay Perez
Eric Seager
George Anna Mock
Shawn Myers
Sharon D. Locke
Christine M Makori
Jonathan Kempel
David Lowe
Yuval Bar-Gil
Suraj Sasidharan
William Mcandrews
Amy Kirby
Edward B Cloues II
Kathleen Markle
Taha Kazmie
Seema Kurup
Theresa Beach
John Morris
Mario Gjivoje
Mahfuz G Chowdhury
Tico Carrazana
Dominick Dragone
Alan Cookle
Earl F. Brown
Mark Seeger
Jason J LaQua
Passive Investments
Andy Burkholder
Thomas Ciaffaglione
Richard Negvesky
Adam Draizin
Aaron Webb
Derek Sajbel
Mary Kay Jaudes
Laura Suddath
Vikas Jain
Pierre Dolcine
Jennifer Macedo
Michael Larkin
John Michael Fay III
Daniel Mugenga
Zubin Zaveri
John BRUDERLIN
Richard L Nelson
Prashanth Sardesai
Andrew Cassidy
Patrick Brady
Glennetta Johnson
Gerald Van Buren
Dominic Viola
Chelsie Banton
Vincent Huebner
Paul A. Morin
Andrés B. Capriles
Daniel Morin
Gregory Martin
Yogendre Kumar Patel
Joseph Gerlach
Shakil Khan
Lafayette Compton
Jay Cobb
Phillip Hall
Roderic Anderson
Igor Vaysbaum
Braden Karrigan
Laurence K Gorlick
Craig Peterman
Mark Larsen
Darren S. Holmes, Ms Dc CCSP
Daniel OLeary
Greg Smith
James Lowe
Ryan Sullivan
Karen Duggan
Chandra V
Keeyan Zimmerman
Charles Allen Gomes
Farhan Simon
Todd Gilbert
Tommy Groves
Shafeeq Mohd
Andrew Lucking
Dor Tache
Marjory E Guentzler
Priscilla Corona
Nikolas Gernhard
Dale McMillen
Chrisdon Hall
Christopher Plummer
Peter Barty
Jared Werts
Malte Lüttenberg
Sharon LeSage
Rene Hoferichter
Trent Schoenhals
Jared Scott Crawford
Ann Cancello
Ann L. Morin
Alfreda Ward
Kara Morin
Konstantinos Alymatiris
Andrea Vaziri
Lee Palmer

Thank You!

From the Our Bond Team



Doron Kempel

CEO

Successful serial entrepreneur whose prior two startups were acquired for a combined value of ~$900,000,000. A former elite special ops commander, Doron...



Joe DeSalvo

Global Head of Security and Professional Security Consulting Services

More than 20 years of experience in corporate security and investigations. Former Chief Security Officer of Blackstone,...



Hezi Sayar

Head of Engineering Operations

Hezi has 20 years of experience innovating in the fields of software development, data security and AI. Held positions...



Mark Sullivan

Security Advisor

22nd Director of the U.S. Secret Service. 30-year career in the Secret Service.



John Pistole

Security Advisor

Former Deputy Director of the FBI. Former Head of TSA.



Rich Staropoli

Security Advisor

Chief Information Officer for the U.S. Department of Homeland Security. Former U.S. Secret Service Special Agent on the...



Lt. Gen. Jason T. Evans

Security Advisor

Lieutenant General U.S Military (retired). Has almost four decades of distinguished service across numerous...



Raymond Kelly

Security Advisor

Former Commissioner of the New York Police Department, and the longest serving commissioner in NYPD history....



Kathleen O'Toole

Security Advisor

Served as the Boston Police Commissioner, Seattle Chief of Police, Lieutenant Colonel overseeing Special Operations...

Details

The Board of Directors

Director	Occupation	Joined
Doron Kempel	Founder & CEO @ TG-17, Inc.	2017

Officers

Officer	Title	Joined
Doron Kempel	CEO	2017
Michael Lambert	Head of Commercial Operations	2024
Amit Hod	Head of Corporate Operations & Finance	2017
Hezi Sayar	Head of Engineering Operations	2021
Joe DeSalvo	Global Head of Security and Professional Security Consulting Services	2021
Rob Quimby	Head of Product Management	2017
Mike Hollick	Head of Command Center Operations	2018

Voting Power

Holder	Securities Held	Voting Power
Doron Kempel and entities controlled by Bond CEO/Founder, Doron Kempel	22,254,725 Common Stock, Series B-1 Preferred Stock, Series B-2 Preferred Stock, Series B-3 Preferred Stock, Series CF2 Preferred Stock, Series F Preferred Stock	86.7%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
07/2017	$3,000,000	Preferred Stock	Regulation D, Rule 506(b)
01/2018	$2,999,999	Preferred Stock	Regulation D, Rule 506(b)
06/2018	$999,999	Preferred Stock	Regulation D, Rule 506(b)
10/2018	$41,748,419	Preferred Stock	Regulation D, Rule 506(b)
06/2019	$10,000,000		Regulation D, Rule 506(b)
07/2020	$11,419,253		Regulation D, Rule 506(b)
07/2021	$6,100,090		Regulation D, Rule 506(b)
01/2022	$6,000,000		Regulation D, Rule 506(b)
05/2022	$2,000,000		Regulation D, Rule 506(b)
11/2022	$11,362,500		Regulation D, Rule 506(b)
07/2023	$1,581,962		Regulation D, Rule 506(b)
11/2023	$5,999,999	Preferred Stock	Regulation D, Rule 506(b)
05/2025	$2,022,767		4(a)(6)
05/2025	$5,120,342	Preferred Stock	Regulation D, Rule 506(b)
06/2025	$3,000,000	Preferred Stock	Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
07/21/2020	$11,419,253	7.0%	25.0%	None	03/31/2024
07/21/2021	$6,100,090	7.0%	25.0%	None	03/31/2024
01/10/2022	$6,000,000	7.0%	25.0%	None	03/31/2024
05/12/2022	$2,000,000	7.0%	25.0%	None	03/31/2024
11/04/2022	$11,362,500	7.0%	10.0%	None	

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Eastward Fund Management	06/05/2019	$10,000,000	$13,511,994	12.0%	12/31/2025	Yes
ProdActive II LLC	07/09/2023	$1,581,962	$1,581,962	5.0%		Yes

Related Party Transactions

Our founder and CEO Doron Kempel has participated in all past raises. Listed above are rounds where he was the sole participant, but he and/or entities controlled by him also invested as follows:

7.19% of Series A investment in October 2019

41.99% of the convertible note in July 2020

46.31% of the convertible note in July 2021

35.48% of the convertible note in Jan 2022

73.17% of the convertible note in May 2022

63.19% of the convertible note in November 2022

1.62% of Series B investment in November 2023

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series B 1 Preferred Stock	25,356,256	24,614,821	Yes
Series B 2 Preferred Stock	27,463,149	27,463,149	Yes
Series B 3 Preferred Stock	21,453,390	21,453,390	Yes
Common Stock	200,000,000	9,494,162	Yes
Series Cf1	14,128,084	10,104,017	No
Series Cf2	2,900,000`	0	No
Series C	4,880,400	4,880,400	No
Series F	10,000	10,000	Yes

Warrants:	4,474,143
Options:	21

Form C Risks:

There is no guarantee of a liquidity event for investors. Investors are investing in an illiquid security, and it may be years before they see a return on their investment, if they see one at all. Investors should never invest more than they can afford to lose.

We will likely need to raise additional capital in order to get to a point of profitability, and in order for investors to see a meaningful return on their investment in the future. We may be unable to raise that capital, or our capital raises may be on unfavorable terms.

Changes in the capital markets may impact the terms we're able to raise on in the future. Capital markets can be unpredictable, and may have negative impacts on our company and our ability to fundraise.

The company holds venture debt. As of June 2024, there is $12.5M of debt on the books. The company may be liable to repay that debt before investors in this raise are able to see any return on their investment.

The deal that Bond reached with a large consumer brand whereby the brand will provide Bond as a benefit (fully paid or subsidized) to its ~200 million global users has great potential. If this partner moves slowly or ineffectively, or even if the partner decides to discontinue the deal - this would adversely impact the great potential that this partnership represents. In other words, underperforming on this deal does not risk Bond, but risks the upside scenario and the rate of Bond's potential growth.

If platform users engage in, or are subject to, criminal, violent, inappropriate, or dangerous activity that results in major safety incidents, our ability to attract and retain service persons and end users, may be harmed, which could have an adverse impact on our reputation, business, financial condition, and operating results. We are not able to control or predict the actions of end users and third parties, either during their use of our platform or otherwise, and we may be unable to protect or provide a safe environment for service persons and end-users as a result of certain actions by end-users and third parties. Such actions may result in injuries, property damage, or loss of life for service persons, end users and third parties, or business interruption, brand and reputational damage, or significant liabilities for us. If other criminal, inappropriate, or other negative incidents occur due to third parties, our ability to attract end users may be harmed, and our business and financial results could be adversely affected. Public reporting or disclosure of reported safety information, including information about safety incidents reportedly occurring on or related to our platform, whether generated by us or third parties such as media or regulators, may adversely impact our business and financial results. Further, we may be subject to claims of significant liability based on accidents, deaths, injuries, or other incidents that are caused by third parties. On a smaller scale, we may face litigation related to claims by end users. Furthermore, providing security services is inherently dangerous. Our insurance policies may not cover all potential claims to which we are exposed, and may not be adequate to indemnify us for all liability. These incidents may subject us to liability and negative publicity, which would increase our operating costs and

These incidents may subject us to liability and negative publicity, which would increase our operating costs and adversely affect our business, operating results, and future prospects. Even if these claims do not result in liability, we will incur significant costs in investigating and defending against them. As we expand our products and offerings, this insurance risk will grow.

Our business could be adversely affected by the effects of health pandemics or epidemics, including the COVID-19 global pandemic. Our business could be adversely affected by the effects of health pandemics or epidemics, including the COVID-19 global pandemic. For example, the COVID-19 global pandemic and the various attempts throughout the world to contain it created significant volatility, uncertainty and disruption.We experienced significant reduction in demand from our end users affected by shelter in place rules. Due to impacts and measures resulting from the COVID-19 pandemic, we experienced and could again experience unpredictable reductions in the demand for our end users. The COVID-19 pandemic has also led to uncertainties related to our growth, forecast and trends. Our historic results such as revenue, operating margins, cash flows, tests performed, and other financial and operating metrics, may not be indicative of our results for future periods.

We are highly dependent on the services of Doron Kempel and other members of our senior management team and the loss of any member of our senior management team or our inability to attract and retain highly skilled personnel could adversely affect our business, financial condition and results of operations. Our success depends on the skills, experience and performance of key members of our senior management team. In particular, we are highly dependent on the services of Doron Kempel, our Founder and Chief Executive Officer. Mr. Kempel spends substantially all of his professional time dedicated to Bond (over 75 hours a week), and he is highly active in our management, strategy and business development; however, he does devote some of his time and attention to other endeavors. Mr. Kempel's participation in and attention to these other endeavors may impact our business. The individual and collective efforts of Mr. Kempel and our other employees will be important as we continue to develop our platform and additional products, and as we expand our commercial activities. The loss or incapacity of existing members of our executive management team, or the inability of such individuals to devote sufficient time to our endeavors, could adversely affect our operations if we experience difficulties in hiring qualified successors. While our executive officers have entered into employment agreements with us, they are at-will employees and we cannot guarantee their retention for any period of time.Our success will depend on our ability to compete for and retain additional qualified key personnel to enhance the growth. Our business would be adversely affected if it were unable to recruit qualified personnel when necessary or if it were to lose the services of certain key personnel and it were unable to locate suitable replacements in a timely manner. Finding and hiring such replacements, if any, could be costly and might require us to grant significant equity awards or incentive compensation, which could have a material adverse effect on our financial results and on your investment. The loss, through untimely death, unwillingness to continue or otherwise, of any such persons could have a materially adverse effect on us and our business.

We rely on third parties maintaining open marketplaces to distribute our platform and to provide the software we use in certain of our products and offerings. If such third parties interfere with the distribution of our products or offerings or with our use of such software, our business would be adversely affected. Our platform relies on third parties maintaining open marketplaces, including the Apple App Store and Google Play, which make applications available for download. We cannot assure you that the marketplaces through which we distribute our platform will maintain their current structures or that such marketplaces will not charge us fees to list our applications for download. For example, Apple Inc. requires that iOS apps obtain users' permission to track their activities across third-party apps and websites. If iOS users do not grant us such permission, our ability to target those users for advertisements and to measure the effectiveness of such advertisements may be adversely affected, which could decrease the effectiveness of our advertising, and increase our costs to acquire and engage users on our platform. We rely upon certain third parties to provide software for our products and offerings, including Google Maps for the mapping function that is critical to the functionality of our platform. We do not believe that an alternative mapping solution exists that can provide the global functionality that we require to offer our platform in all of the markets in which we operate. We do not control all mapping functions employed by our platform or Drivers using our platform, and it is possible that such mapping functions may not be reliable. If such third parties cease to provide access to the third-party software that we and Drivers use, do not provide access to such software on terms that we believe to be attractive or reasonable, or do not provide us with the most current version of such software, we may be required to seek comparable software from other sources, which may be more expensive or inferior, or may not be available at all, any of which would adversely affect our business.

Our technology continues to be developed , and it is unlikely that we will ever develop our technology to a point at which no further development is required.

We face competition with respect to our security services that we seek to develop or commercialize in the future. Many of our existing and would be competitors have significantly greater financial, technical and human resources and superior expertise in research and development and marketing security service platforms. These competitors may also in the future compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues

from our products.We can provide no assurance that our current or potential competitors will not provide products or services comparable or superior to those provided by us or adapt more quickly than we do to evolving industry or market trends. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which would materially and adversely affect our business, prospects, financial condition or results of operations. We cannot assure investors that we will be able to compete effectively against current and future competitors.

The Company will almost certainly have to obtain further additional capital beyond the foregoing to continue development. The ability of the Company to secure future capital will depend on many factors, including continued progress in product success, market requirements, advertising costs and fluctuations in prices. The Company does not know whether additional financing will be available when needed, or whether it can be obtained on terms favorable to the Company or its existing investors - particularly in light of current economic conditions, the availability of credit, and other sources of capital. The Company may raise any necessary funds through public or private equity offerings, debt financings or additional corporate collaboration and licensing arrangements. To the extent the Company raises additional capital by issuing equity securities, the Company's members will experience dilution. If the Company raises funds through debt financings, they may become subject to restrictive covenants. If adequate funds are not available, the Company may be required to delay, scale-back or eliminate their products or obtain funds through collaborative partners or others that may require the Company to relinquish rights to certain of the Company's potential product offerings that they would not otherwise relinquish. There can be no assurance that additional financing will be available on acceptable terms or at all, if and when required.

Our collection, processing, use and disclosure of individually identifiable biometric or other personally identifiable information is subject to evolving and expanding privacy and security regulations.

Privacy and data security laws and regulations could require us to make changes to our business, impose additional costs on us and reduce the demand for our products and services.

Recent and potential tariffs imposed by the U.S. government or a global trade war could increase the cost of our services, which could have a material adverse effect on our business, financial condition and results of operations.

Our Command Centers and engineering [staff] are fixed costs that are required to maintain operations and we may be unable to limit our losses if we fail to achieve our forecasted revenue.

We have historically operated at a loss, which has resulted in an accumulated deficit, and we anticipate sustaining operating losses for the foreseeable future.

The adoption, use, and commercialization of AI technology, and the continued rapid pace of developments in the AI field, are inherently uncertain.

We are subject to ongoing litigation and may be subject to more, including securities litigation, class action and derivative lawsuits which could result in substantial costs and could divert management attention.

Failures in internet infrastructure or interference with internet or Wi-Fi access could cause prospective users to believe that our systems are unreliable, potentially causing our future customers to decline to renew their subscriptions.

Our operations are vulnerable to interruption by fire, severe weather conditions, power loss, telecommunications failure, terrorist activity and other events beyond our control, which could harm our business.

If our efforts to build a strong brand identity and maintain a high level of user satisfaction and loyalty are unsuccessful, we may not be able to attract or retain users, and our operating results may be adversely affected.

Our internal computer systems, or those of any of our contractors, consultants, collaborators or potential future collaborators, may fail or suffer security or data privacy breaches or other unauthorized or improper access to, use of, or destruction of our proprietary or confidential data, employee data or personal data, which could result in additional costs, loss of revenue, significant liabilities, harm to our brand and material disruption of our operations.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held

by other similarly situated investors to the investor, and create pressure on the investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company. For more information on the rules of governance of the company, see section 20.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders (which may include Doron Kempel and entities controlled by Bond CEO/Founder, Doron Kempel) may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

In accordance with Delaware law, the Company's Bylaws, and the Company's Amended and Restated Certificate of

Incorporation (the "Charter") the approval of certain matters may require, among other requirements, the vote of a majority of the outstanding capital stock of the Company, such matters include, but are not limited to, amendments to the Company's Charter and the authorization of additional shares of Common Stock. Doron Kempel and entities controlled by Doron Kempel control approximately 58.8% of the outstanding capital stock of the Company.

In accordance with Company's Charter the approval of certain matters may require, among other requirements, the vote of a majority of the outstanding Voting Preferred Stock (as defined in the Charter) of the Company, such matters include, but are not limited to, the applicable actions listed in under subsection "Protective Provisions" of the [[Description of Securities] attached as an exhibit hereto], triggering the conversion of the Company's Preferred Stock into Common Stock, the waiver of Conversion Price (as defined in the Company's Charter) adjustments, approval of a Waterfall Adjustment Event (as defined in the Company's Charter), requesting redemption of all outstanding shares of Preferred Stock in the event of a Deemed Liquidation Event (as defined in the Company's Charter), and the waiver or amendment of certain rights of the Preferred Stock as set forth in the Company's Charter. Doron Kempel and entities controlled by Doron Kempel control approximately 59.5% of the outstanding Voting Preferred Stock of the Company.

In accordance with Company's Charter the approval of certain matters may require, among other requirements, the vote of at least 60% of the outstanding shares of Series B-1 Preferred Stock of the Company, such matters include, but are not limited to, the applicable actions listed in under subsection "Protective Provisions" of the [[Description of Securities] attached as an exhibit hereto], and the approval of a Waterfall Adjustment Event (as defined in the Company's Charter). Doron Kempel and entities controlled by Doron Kempel control approximately 39.6% of the outstanding Series B-1 Preferred Stock of the Company.

In accordance with Amended and Restated Stockholders Agreement dated [June 24,2024] by and between the Company and certain investors listed therein (the "A&R Stockholders Agreement"), the approval of certain matters may require, among other requirements, the vote of a majority to the outstanding shares of Common Stock held by the Founder (as defined in the A&R Stockholders Agreement), such matters may include, but are not limited to, the amendment to or waiver of certain rights under the A&R Stockholders Agreement. Doron Kempel and entities controlled by Doron Kempel control approximately 100% of the outstanding Common Stock held by the Founder.

In accordance with A&R Stockholders Agreement, the approval of certain matters may require, among other requirements, the vote of the Investors (as defined in the A&R Stockholders Agreement) holding a majority of the then outstanding shares of Voting Preferred Stock (as defined in the A&R Stockholders Agreement), such matters may include, but are not limited to, the amendment to or waiver of certain rights under the A&R Stockholders Agreement. Doron Kempel and entities controlled by Doron Kempel control approximately 59.5% of the outstanding shares of Voting Preferred Stock held Investors.

The approval of certain matters may require, among other requirements, (or may find it desirable to have) the vote of a majority of each class of stock of the Company, voting separately and as their own class, such may matters include, but are not limited to, amendments to the Company's Bylaws or the Company's Charter that may adversely affect the rights of alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely. Doron Kempel and entities controlled by Doron Kempel control approximately 52.5% of the outstanding shares of the Company's Common Stock, Doron Kempel and entities controlled by Doron Kempel control approximately 39.6% of the outstanding shares of the Company's Series B-1 Preferred Stock, Doron Kempel and entities controlled by Doron Kempel control approximately 85.4% of the outstanding shares of the Company's Series B-2 Preferred Stock, Doron Kempel and entities controlled by Doron Kempel control approximately 49.3% of the outstanding shares of the Company's Series B-3 Preferred Stock. The preceding summaries of the rights and obligations of the Company's Charter, Company's Bylaws, A&R Shareholders Agreement and otherwise, do not purport to be complete and are qualified in their entirety by reference to such agreements and/or documents and the remainder of the Form C filing and exhibits; further, the such agreements and/or documents may be amended from time to time, including to change, impair, or remove certain rights and obligations held by the purchaser of Series CF Preferred Stock, pursuant to the term of such agreements with or without your vote. The Company does not assume or undertake any obligation to update any of the information contained in this Form C or its exhibits unless it is required to do so by law.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined by the company by applying common valuation methodologies that are applicable to startups in the SAAS space that are not yet profitable (mainly multiples of revenues). In so doing, the company factored variables including but not limited to growth rate, revenue level, total available market, maturity of technology, differentiation of the company relative to competitors or would-be competitors, validation of product-market fit, and associated risk factors. The company then tested its analysis and conclusion with investors, including the lead investor for this round, who supported the valuation have committed to invest in this round. The company did not engage the services of third-party investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In keeping with the company's practice and industry best practices, the company will continue performing 409(a) valuations of its common stock and stock options program conducted by qualified third parties in order to determine the fair market value of the stock options. Such valuations will take into account factors such as the following:

the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

TG-17, Inc.

Delaware Corporation
Organized April 2017
66 employees
85 Broad
17th Floor
New York NY 10004 https://ourbond.com

Business Description

Refer to the Our Bond profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Our Bond is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less ⌄